SECURITIES AND EXCHANGE COMMISSION
                               Washington,  D.C.  20549

                                       FORM 11-K


(Mark one)
[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required] For the fiscal year ended December 31, 1993

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


Commission file number 1-7562


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GapShare

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           The Gap, Inc.
                           One Harrison
                           San Francisco, CA  94105


                                 REQUIRED INFORMATION

     1. Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1993 and 1992 and Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 1993 and 1992 and supplemental schedules are contained in Exhibit 1 to this Annual Report.

                                      SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 GapShare



Date: June 20, 1994                              /s/ Robert J. Fisher
                                                Robert J. Fisher
                                                Executive Vice President and
                                                Chief Financial Officer



       Auditor's Consent

Deloitte & Touche

50 Fremont Street                       Telephone: (415)247-4000
San Francisco, California 94105-2230    Facsimile: (415)247-4329

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-40505 of The Gap, Inc. on Form S-8 of our report dated May 27, 1994, appearing in this Annual Report on Form 11-K of GapShare for the year ended December 31, 1993.

/s/ Deloitte & Touche

May 27, 1994

                                Exhibit List

Exhibit 1 Financial Statements as of and for the Years ended December 31, 1993 and 1992, Supplemental Schedules as of and for the Year ended December 31, 1993 and Independent Auditors' Report are filed as an exhibit to this Form 11-K for the period ended December 31, 1993 on Form SE dated June 20, 1994, Commission File No. 1-7562.